## Contact

www.linkedin.com/in/raonall-smith-a22939ab (LinkedIn)

## Top Skills

Management

Corporate Development

Project Management

# Raonall Smith

CSO at Greenlink International

Seattle, Washington, United States

## Experience

### Greenlink International (WSHE)

CSO

2016 - Present (8 years)

Greater Seattle Area

Greenlink, a Colorado corporation based in Washington State, is a public quoted OTC Markets issuer under the ticker symbol "WSHE". The Company is a diversified holding company with operating segments in Investment, Equipment, Technology, Brands, Textiles and Real Estate that are leased or licensed to legally compliant CBD and cannabis entities. Greenlink's subsidiary and partner companies possess key competitive strengths and / or leading market positions. Greenlink is committed to becoming a global leader in the Hemp and legal Cannabis markets.

### Argenta Health

Executive Director

2014 - 2017 (3 years)

Greater Seattle Area

Argenta Health operates as a Health Care Information Technology (HCIT) company that provides an integrated health technology platform along with revenue cycle management (RCM) services to medical practitioners. As a HCIT provider, the Company acts as an outsourced IT department for medical practices, providing a suite of state of the art managed software including Electronic Health Records (EHR), Practice Management (PM), and a patient Health Web Portal. As a RCM service provider, we offer Billing Management and Consulting. Argenta provides comprehensive solutions that alleviate the technology and records management burden for medical practitioners and provide expert billing services. By leveraging a centralized support resources and decentralized technology resources across multiple practices, we create efficiencies that provide our medical clients faster collection of payables at lower costs.

### Real Estate

Vice President

2008 - 2016 (8 years)

Greater Seattle Area

Commercial development professional operating throughout the Puget Sound region. Managed acquisitions, negotiations, investors and marketing campaigns for multiple properties being bought, sold and financed.

### National Football League

Linebacker

2002 - 2008 (6 years)

Minnesota Vikings, St Louis Rams

## Education

### Washington State University

Bachelor of Arts (B.A.), Advertising/Marketing and Business Administration · (1997 - 2001)